Exhibit No. 99.1

FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company Copernic Inc. (formerly Mamma.com Inc.) (the “Company”) 388 St. Jacques Street West, 8th Floor Montreal, Quebec H2Y 1S1

Item 2:	Date of Material Change July 16, 2007

Item 3:	News Release Attached as Schedule “A” is the press release in respect of the material change, which was disseminated through CCN Matthews.

Item 4:

Summary of Material Change

As previously announced on March 8, 2007, an order by the United States District Court for the Southern District of New
York in the consolidated securities class action was filed, preliminarily approving the proposed settlement of the class action against the Company and individual officer defendants. At a hearing on July 9, 2007, the Court concluded that the settlement is fair and that all procedural requisites were met.

Item 5:

Full Description of Material Change

The Company previously announced on March 8, 2007, that an order by the U.S. District Court for the Southern District of New York in the consolidated securities class action was filed, preliminarily approving the proposed settlement of the class action.

The court has approved the settlement following a hearing on July 9, 2007, at which time the Court heard from all parties before concluding that the settlement is fair and all procedural requisites were met.

As a result, all claims asserted in the class actions against the Company and the individual officer defendants have been resolved, with the exception of three shareholders who have indicated they will exclude themselves from the settlement so as to preserve rights to maintain separate actions should they elect to do so. The amount paid into escrow, along with any interest earned, will be distributed as provided under the settlement to pay class members, plaintiffs’ attorney fee and the costs of claims administration.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 The report is not being filed on a confidential basis.

Item 7:	Omitted Information No information has been omitted

Item 8:	Executive Officer Name: Daniel Bertrand Title: Executive Vice President and Chief Financial Officer Telephone: 514-908-4319

Date of Report:

July 16, 2007.

COPERNIC INC.

Per:	/S/ DANIEL BERTRAND
Daniel Bertrand Executive Vice-President and Chief Financial Officer

SCHEDULE “A”

U.S. DISTRICT COURT FINAL APPROVAL OF SETTLEMENT OF CLASS ACTION

Montreal, Canada, July 16, 2007—Copernic Inc., (the “Company”), (NASDAQ: CNIC), formerly Mamma.com Inc., previously announced on March 8, 2007, that an order by the U.S. District Court for the Southern District of New York in the consolidated securities class action was filed preliminarily approving the proposed settlement of the class action.

The court has approved the settlement following a hearing on July 9, 2007, at which time the Court heard from all parties before concluding that the settlement is fair and all procedural requisites were met.

As a result, all claims asserted in the class actions against the Company and the individual officer defendants have been resolved, with the exception of three shareholders who have indicated they will exclude themselves from the settlement so as to preserve rights to maintain separate actions should they elect to do so. The amount paid into escrow, along with any interest earned, will be distributed as provided under the settlement to pay class members, plaintiffs’ attorney fee, and the costs of claims administration.

About Copernic Inc.

Copernic Inc. is a leading provider of award winning search technology for both the Web and desktop space delivered through its properties, such as www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005. In 2007, PC Pro, UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR MORE INFORMATION CONTACT:

Christine Papademetriou

Director of Marketing

Copernic Inc.

Email: christine@copernic.com

Telephone Toll Free: (877) 289-4682 #125

Telephone Local: (514) 908-4325

Web site: www.copernic-inc.com